July 5, 2019

BY EDGAR
Mr. Nicholas P. Panos
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Occidental Petroleum Corporation
PREC14A Preliminary Revocation Solicitation Statement
on Schedule 14A
Filed on July 2, 2019 by Occidental Petroleum Corporation
File No. 001-09210

Dear Mr. Panos:

This letter is submitted on behalf of Occidental Petroleum Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 3, 2019 with respect to the Preliminary Revocation Solicitation Statement on Schedule 14A filed with the Commission on July 2, 2019 (the “Schedule 14A”).  In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Schedule 14A (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto.  Page number references in the responses below are to the page numbers of Amendment No. 1 to the Schedule 14A as filed on EDGAR.  Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Schedule 14A.

Mr. Nicholas P. Panos
Division of Corporation Finance
Office of Mergers & Acquisitions
July 5, 2019

Schedule 14A

1.
The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as “preliminary” similarly should appear on the first page of the proxy statement, as defined in Rule 14a-1(g), as distinguished from correspondence to shareholders.  The correspondence to shareholders is not required to be disclosed in the instant filing under Rule 14a-101.  Please revise the proxy statement, in Amendment No. 1, in light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement.

Response: We confirm, on behalf of the Company, that the Company has complied, and will continue to comply, with Rule 14a-3(a). To address the Staff’s comment, however, we have removed the correspondence to shareholders from Amendment No. 1. We have also included the legend identifying the proxy statement as “preliminary” on the first page of the proxy statement (as distinguished from now-removed correspondence to shareholders).

2.
Please advise us, with a view toward revised disclosure, how the registrant complied with Item 6(b) regarding the record date or absence thereof.  To the extent the right to give the solicited request is not considered a vote or consent, please advise us of the basis for that conclusion and any criteria to be used in determining who is eligible to give the request.

Response: In response to the Staff’s comment, we have added the following disclosure under the heading “Voting Securities” on page 8:

“Only record holders of Occidental Common Stock as of the date of the delivery of valid and unrevoked Written Requests signed by record holders of at least 20% of the outstanding shares of Occidental Common Stock are entitled to make the request that the Board fix a Record Date.”

Form of Revocation Card

3.
Please advise us, how the registrant complied with Rule 14a-4(e).  At present, it appears as though the registrant has only attempted to comply by representing in bold typeface that any previously executed requests will be revoked unless the shareholder has specified otherwise.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 1, 2, 8, 9 and 10 and on the Form of Revocation Card to make clear that the shares of the person solicited will be acted on as specified on the Revocation Card.

Mr. Nicholas P. Panos
Division of Corporation Finance
Office of Mergers & Acquisitions
July 5, 2019

4.
Please advise us, with a view toward revised disclosure, of the purpose of the representation in bold typeface that successful execution of the revocation card will be “deemed to have revoked” any previously executed written requests.  Alternatively, please revise to make clear, if true, that a properly signed and dated revocation card will revoke a previously executed written request without further qualification.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 1, 8 and 9 and on the Form of Revocation Card to make clear that a properly signed and dated revocation card will revoke a previously executed written request without further qualification.

Effect of the White Revocation Card, page 9

5.
Please advise of the necessity of using the formulation “deemed to have requested” on page 10, or revise to remove the implication that an interpretive or other assessment must be first undertaken before an executed written request will be treated as an unqualified request.

Response: In response to the Staff’s comment, we have revised the disclosure on page 10 to clarify that a written request must be properly delivered, subject to and in compliance with the Company’s Charter and By-laws, in order for it to be treated as a proper request.

6.
Please refer to the following formulation on page 10:‘‘…or deemed revoked by a reduction in the number of shares that you hold…”  Please revise to remove the implication that a simple reduction in the amount of shares held will result in a written request being entirely revoked instead of partially revoked in proportion to the amount of shares no longer held.

Response: In response to the Staff’s comment, we have revised the disclosure on page 10 to remove the implication that a simple reduction in the amount of shares held will result in a written request being entirely revoked instead of partially revoked in proportion to the amount of shares no longer held.

****

Mr. Nicholas P. Panos
Division of Corporation Finance
Office of Mergers & Acquisitions
July 5, 2019

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1454.

Sincerely,

/s/ Faiza J. Saeed
Faiza J. Saeed

cc:

Marcia E. Backus
Senior Vice President, General Counsel and Chief Compliance Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

George F. Schoen
O. Keith Hallam, III
Allison M. Wein
Cravath Swaine & Moore, LLP
825 Eighth Avenue
New York, New York 10019